Exhibit 4.1

MACDERMID, INCORPORATED 2001 KEY EXECUTIVE
PERFORMANCE EQUITY PLAN
DATED MAY 21, 2001

1. PURPOSES.

     The purposes of the MacDermid, Incorporated 2001 Key Executive Performance Equity Plan (the “Plan”) are (i) to enable MacDermid, Incorporated and its subsidiary corporations (hereinafter referred to, unless the context otherwise requires, as the “Company”) to grant to its key employees and directors the means to acquire a proprietary interest in the Company, in order that such persons will have additional long term financial incentives to contribute to the Company’s growth and profitability; (ii) to enhance the ability of the Company to attract and retain in its employ and service individuals of outstanding ability upon whom the success of the Company will depend; and (iii) to align the interests of the Company’s directors and key employees with those of its shareholders.

2. ADMINISTRATION.

     The Plan shall be administered by a committee of not fewer than two members of the Board of Directors (the “Committee”) appointed by the Board of Directors of the Company (the “Board”); Each member of the Committee shall be a “disinterested person” within the meaning of Rule 16b-3(b) under the Securities Exchange Act of 1934, as amended (the “Act”) and an “outside director” within the meaning of Section 162(m)(4)(C)(i) of the Internal Revenue Code of 1986, as amended (the “Code”). The Committee may adopt such rules and regulations as it may deem necessary or advisable for the administration of the Plan, provided however that the Committee shall have no authority to take any action if the authority to take such action, or the taking of such action, would disqualify the Plan from the exemption provided by Rule 16b-3 under the Act or any successor provision.

3. GRANT OF AWARDS.

     Subject to the terms and provisions of the Plan, options to purchase shares of Common Stock of the Company shall be granted on behalf of the Company by, and at the discretion of, the Committee. Subject to the terms of the Plan, the Committee may place restrictions on options granted, as the Committee deems appropriate. The Committee, from time to time within the limits of the Plan, shall determine the persons to whom options are to be granted, the number of shares to be optioned, the manner in which the option price shall be payable and other conditions and limitations applicable to the exercise of the options. Options granted under the Plan may be either incentive stock options, within the meaning of Section 422 of the Code, or non-qualified stock options. Each option granted under the Plan shall be designated by the Committee at the time the option is granted as either an incentive stock option or a non-qualified stock option.

4. SHARES SUBJECT TO THE PLAN.

     Subject to adjustment as provided herein, an aggregate of three million (3,000,000) shares of the Common Stock of the Company (the “Common Stock”), shall be available for issuance pursuant to options granted under the Plan. Such shares may be authorized and unissued shares or shares held in the Company’s treasury. All shares subject to options that shall have terminated or shall have been forfeited in whole or in part or canceled for any reason (other than by surrender for cancellation upon any exercise of all or part of such options) shall be available for issuance pursuant to options granted subsequently under the Plan.

5. PARTICIPANTS.

     Key employees, as designated by the Committee, and directors of the Company shall be eligible to receive options and thereby become participants in the Plan. Receipt of an option shall in no way be deemed to constitute a contract or promise of continued employment by the Company or appointment to the Board.

6. OPTION PRICE.

     The price per share at which Common Stock may be purchased upon exercise of an option under the Plan shall be the fair market value of such shares at the time the option is granted, adjusted annually on such date as determined by the Committee, based upon the S&P Specialty Chemicals Index, or such other index as determined by the Committee. For purposes of the Plan, “fair market value” shall mean the average closing price of the Company’s Common Stock on the final five (5) trading days preceding the date of grant.

7. RIGHT TO EXERCISE.

     Except as otherwise provided in Section 11 and 12 of this Plan, subject to the Company attaining Owner Earnings targets established by the Committee, options granted under the Plan will first become exercisable by the grantee, or “vest,” at the end of four (4) year period commencing on the date of grant. The amount of vested options shall be determined by multiplying the amount of options specified in the option grant by a multiplier based upon the Company’s cumulative Owner Earnings growth during the four (4) year vesting period. The specific multiplier formula and applicable Owner Earnings targets shall be determined by the Committee for each grant. For purposes of this Plan, “Owner Earnings” shall mean the net cash flow generated from operations of the Company, less net capital expenditures during the corresponding period, plus or minus the increase or decrease in cash during such period, or such other calculation as determined by the Committee. Options shall also vest immediately upon normal retirement at or after the age of sixty (60).

8. EXERCISE PERIOD.

     Subject to Section 12, the period for exercising an option (the “Exercise Period”) shall begin on the later of (i) the date such option vests, as determined in accordance with this Plan, and (ii) the date of approval of the Plan by the Company’s shareholders, and shall end ten (10) years after the date of grant. Notwithstanding the foregoing, unless specifically determined otherwise by the Committee, the Exercise Period shall automatically terminate ninety (90) days after the grantee ceases to be employed by the Company on a full time basis, for any reason other than normal retirement at or after the attainment of age sixty (60).

9. PAYMENT FOR SHARES AND RELATED MATTERS.

     Full payment for shares purchased pursuant to the exercise of an option granted under this Plan, together with the amount of any tax or excise due in respect of the sale and issue thereof, shall be paid at the time of such exercise and shall be made in cash or by certified or bank cashier’s check or, in the discretion of the Committee, in whole or in part by delivery of shares of Common Stock of the Company having a fair market value at the date of such delivery (determined in a manner approved by the Committee) of not less than the amount for which payment is being made by delivery of the shares. The Company shall issue no certificates for shares until (a) full payment therefor has been made and (b) the participant purchasing such shares provides for payment to (or withholding by) the Company of all amounts required under then applicable provisions of the Code and state and local tax laws to be withheld with respect to such purchase, and a participant shall have none of the rights of a stockholder until certificates for the shares purchased are issued to him or her.

10. NONTRANSFERABILITY.

     Unless specifically determined otherwise by the Committee, no option shall be assignable or transferable by a participant otherwise than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986, as amended, or Title I of the Employee Retirement Income Security Act of 1974, or the rules thereunder. Each option shall be exercisable during the lifetime of a participant only by such participant, except that, if permissible under applicable law, an option may also be exercised by the guardian or legal representative of a participant.

11. EFFECT OF CHANGES IN COMMON STOCK.

     In the event that the outstanding shares of Common Stock of the Company are increased or decreased as a result of a stock dividend, stock split, recapitalization or other means having the same effect, the number of shares available for issuance under the Plan, the number of shares issuable pursuant to any outstanding option, and the exercise price of any option outstanding under the Plan, shall be adjusted as the Committee shall deem appropriate, in its sole discretion, to preserve unimpaired the rights of the participants. All determinations made by the Committee hereunder shall be conclusive and binding upon the participants.

12. EFFECT OF REORGANIZATIONS.

     In case of any one or more reclassifications, changes or exchanges of outstanding shares of Common Stock (other than as provided in Section 11) or consolidations of the Company with, or mergers of the Company into, other corporations, or other recapitalizations or reorganizations (other than consolidations with a subsidiary in which the Company is the continuing corporation and which do not result in any reclassifications, changes or exchanges of outstanding shares of Common Stock), or in case of any one or more sales or conveyances to another corporation of the property of the Company as an entirety, or substantially as an entirety, any and all of which are hereinafter in this Section called “Reorganizations,” the Committee shall have the right to substitute in any previously granted options, the same kind and amount of securities and property which any participant would then have if such participant had exercised such option immediately before the first of any such Reorganizations and continued to hold all securities and property which came to such participant as a result of that and subsequent Reorganizations, less all securities and property surrendered or cancelled pursuant to any of same, the adjustment rights in Section 11 and this Section being continuing and cumulative. In any such event, such options may be exercised or converted, to the extent permitted by their terms, prior to or simultaneously with the consummation of such Reorganization. In connection with any Reorganization, all of the options granted under the Plan and then outstanding shall become fully exercisable notwithstanding any provision of the Plan or the applicable option agreement(s) to the contrary. In such event, the amount of Owner Earnings assumed for option vesting purposes shall be the maximum Owner Earnings targets then in effect under the Plan. The Committee, in its discretion, shall determine the appropriate index to establish the exercise price for such options, and shall consider the potential economic loss to participants in making such determination to preserve the rights of the participants.

13. EFFECTIVE DATE OF PLAN.

     Subject to the approval of the shareholders of the Company, the Plan shall be effective on May 21, 2001. Prior to such approval, options may be granted under the Plan expressly subject to such approval. In the event that the shareholders do not approve the Plan within twelve months after its adoption, then the Plan and each option, if any, granted thereunder, shall be null and void.

14. AMENDMENT AND TERMINATION; MODIFICATION.

     The Board by resolution at any time may amend, suspend or terminate the Plan, provided that (i) no such action shall be taken which impairs the rights of any participant under any outstanding option, without such participant’s consent, and (ii) no amendment shall be made without shareholder approval if such approval is necessary to comply with any applicable tax or regulatory requirement, including any requirements for exemptive relief under Section 16(b) of the Act, or any successor provision. The Committee may substitute new options for, or modify the terms of, options previously granted to participants, including, without limitation, previously granted options having higher exercise prices, provided that no such action shall be taken which impairs the rights of any participant under any outstanding option, without such participant’s consent.

15. SECTION 16 EXEMPTION.

     The Committee shall take all reasonable measures to qualify for the exemption provided by Rule 16b-3 of the Act, the grant and exercise of options to acquire Common Stock by the Plan participants who are subject to Section 16 of the Act. The Committee and the Board shall have no authority to take any action if the authority to take such action, or the taking of such action, would disqualify the Plan from the exemption provided by Rule 16b-3 under the Act, and any successor provision.

16. INTERPRETATION.

     The interpretation and construction of any provision of the Plan and the adoption of rules and regulations for administering the Plan shall be made by the Committee. Determinations made by the Committee with respect to any matter or provision contained in the Plan shall be made in the Committee’s sole discretion and shall be final, conclusive and binding upon the Company and upon all participants, their heirs and legal representatives. Any rule or regulation adopted by the Committee (whether under the authority of this

Section or Section 2 above) shall remain in full force and effect unless and until altered, amended or repealed by the Committee.